FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to its Board's resolution authorizing MPIC to enter into a compromise agreement with the Philippine Ports Authority for the public bidding of the Manila North Harbor Modernization project.

Dated this the 18th day of September, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Item 9. Other Items

During its special meeting held today, September 18, 2008, the Board of Directors of Metro Pacific Investments Corporation ("MPIC"), passed a resolution authorizing MPIC to enter into a compromise agreement with the Philippine Ports Authority and its Special Bids and Award Committee for the public bidding of the Manila North Harbor Modernization project.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

18 September 2008
Date

....
JOSE MA. K. LIM
President & CEO

RECEIVED
2008 OCT -3 A 11:49

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18 September 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
18 September 2008	1,248,000	On the Exchange	4.00	3.90	4,978,521.60
Total	1,248,000				4,978,521.60

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 6,626,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{6{,}626{,}000 \times 100}{3{,}220{,}823{,}003}\right)$$ 0.206%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

END